                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                ----------------

                                 FORM 10-SB - a

                  General Form For Registration of Securities
                of Small Issuers Under Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934


                  International Environmental Management, Inc.
       (Exact name of Small Business Issuer as specified in its Charter)


NEVADA                                             65-0861102
------                                             ----------
(State or other jurisdiction                       (IRS Employee
of incorporation or organization)                  Identification Number)


5801 Wiley Street Hollywood Florida                                 33023
------------------------------------------------------------------------------
(Address of principal executive offices                           (Zip code)

Issuer's telephone number, including area code:       (954) 961-3033.

                                ---------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE
                                ----------------
                                (TITLE OF CLASS)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ---------------------------------------
                                (TITLE OF CLASS)

                               TABLE OF CONTENTS

                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS ........................................................................       3

ITEM 2.   PLAN OF OPERATION...............................................................................       7

ITEM 3.   DESCRIPTION OF PROPERTY.........................................................................      13

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................................      13

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....................................      16

ITEM 6.   EXECUTIVE COMPENSATION..........................................................................      19

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................................      19

ITEM 8.   DESCRIPTION OF SECURITIES.......................................................................      20

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS...      21

ITEM 2.   LEGAL PROCEEDINGS...............................................................................      22

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................................................      22

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.........................................................      22

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................................................      24

PART F/S  FINANCIAL STATEMENTS AND EXHIBITS...............................................................      27

                                    PART III

ITEM 1.   INDEX TO EXHIBITS...............................................................................      27

ITEM 2.   DESCRIPTION OF EXHIBITS.........................................................................      27

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

         The Company was incorporated under the laws of the State of Nevada on September 6, 1995 as Tirol Pines, Inc. On June 16, 1998, the Company acquired the net assets of International Environmental Management, Inc. (old-IEMI) in a reverse merger and changed its name to IEMI. The former shareholder of old-IEMI received 1,500,000 shares of IEMI common stock representing a majority of the company's outstanding shares.

         Concurrently, on June 16, 1998, the Company entered into a merger agreement with Broward Recycling, Inc., a Florida corporation ("BRI) which was wholly-owned by the sole shareholder of old-IEMI. The objective of the two transactions was to offer the shares of BRI to the public. The operations of BRI would represent the sole operations of the company, with the former shareholder of old-IEMI and BRI having the majority ownership and operating control of the company.

         On July 1, 1999, the sole shareholder of BRI legally transferred his interests in BRI to IEMI. As the two entities were under common control, the transfer was accounted for at historical cost in a manner similar to pooling-of-interests. Following the transaction, BRI became a wholly-owned subsidiary of IEMI.

         BRI has been in the recycling business for approximately 18 years. The Company seeks to develop its market reach through the acquisition, expansion and integration of other recycling companies. The Company's goal is to be a significant regional supplier of non-ferrous recyclable materials. In addition, it has identified several other recycling opportunities in the non-ferrous segment.

         The merger agreement between IEMI and BRI was re-executed July 1,1999, and is included herewith as Exhibit 8. The merger agreement between IEMI and BRI was intended to resolve any then outstanding defects in the June 16, 1998 merger between IEMI and Tirol Pines. Exhibits 1 and 2 incorporated herein by reference to the Company's January 6, 2000 10SB filing with the Commission, relate to the merger between IEMI and Tirol Pines, whereby 1.5 million shares of Tirol Pines was conveyed to the owner of IEMI, and whereby Tirol was the surviving corporation, with its name changed to IEMI. The July 1999 merger between IEMI and BRI was carried out to give effect to the purpose of the 1998 merger, i.e., to convey the assets, rights, and liabilities of

Broward to Tirol/IEMI (Nevada). The 1999 merger was recorded as a merger to which IEMI was a party, as if the 1999 merger had been conducted in June of 1998 simultaneously with the merger of IEMI (Nevada) into Tirol.

         The total assets of Tirol Pines as of June 15, 1998 was $354.00, while the total amount of liabilities were $800.00. The total assets of IEMI as of June 15, 1998 was $68.00, while the total amount of liabilities were $0. The total assets and liabilities of the combined entity immediately following the transaction was assets of $422.00 and liabilities of $800.00. The names of the 25 shareholders of Tirol Pines, Inc., immediately preceding the merger, along with the number of shares held by each shareholder, are attached hereto in the form of the Stock Transfer Ledger of Tirol Pines, Inc., Ex. 9.

         The number of shares issued in the transaction, and to whom, is comprised of the following: Harold Solomon (1,500,000 shares); Shareholders 1-5 and 7-25 on Ex. 9 (50,000 shares proportionate to pre-merger holdings); Global Asset Management, Inc. ("Global"), and Related Parties (750,000 shares held in the name of Cede & Co; and Aida Carrisquillo, no. 6 on the Ex. 9 and/or Dennis Jordan relative (200,000 shares held in the name of Cede & Co).

         As for any other consideration paid to shareholders of Tirol Pines, IEMI and any other amounts paid to third parties, Global Asset Management, Inc., paid $100,000.00 to Dennis Jordan for the 750,000 shares transferred to Global at the time of the merger. No other consideration was paid.

         The percentage ownership of the former shareholders of Tirol Pines, IEMI, and any other investors in the new entity immediately following the June 16, 1998 transaction is as follows: Former shareholders of Tirol Pines no. 1-5 and no. 7-25 on Ex. 9 (2.5%); Harold Solomon (50%); Global and related entities (37.5%); and Dennis Jordan and/or Aida Carrisquillo (10%).

         In the course of the merger, 950,000 shares were issued pursuant to Rule 144 and are currently held as follows:

CLASS    BENEFICIAL             NUMBER OF SHARES        NATURAL PERSONS OFFICER
         OWNER                  BENEFICIALLY HELD       (DIRECTOR)
-----    -----------            -----------------       ----------
Common   Sam & Raquel Benson    15,000                  Individual

Common   Maurice Burke          12,500                  Individual

Common   Leanardo Castro        5,000                   Individual

Common   I.O. Marcus                5,000                              Individual

Common   Jose Pedro Pires           1,500                              Individual

Common   Henry Watson               6,000                              Individual

Common   Adrian Yeap                10,000                             Individual

Common   Kent Whitesel              33,795                             Individual

Common   Anthony Caliendo           10,000                             Individual

Common   Independent Securities     200,000                            Corporation       Jordan

Common   GAMP/GAP Escrow            5,000                              Corporation       Haynes

Common   GAP FBO Hampden
         Kent Group LLC             85,000                              Corporation      Haynes

Common   DVV, Inc                   64,500                             Corporation       D. Van Vort

Common   Investments Plus           12,500                             Corporation       Rochelle
                                                                                         Gross
Common   Opportunity Int'l Group    47,900                             Corporation       Gross

Common   GAMP, Inc                  86,305                             Corporation       Haynes
Common   GAMP/GAP Ltd.              150,000                            Corporation       Haynes

Common   Barry Herman               200,000
------   ------------               -------

         Total                      950,000


(b) BUSINESS OF THE ISSUER

         Through its subsidiary, ("BRI") the Company was in Hollywood Florida as an operating entity during the September 6, 1995 through July 1, 1999 period, operating as Broward Recycling. The company purchased various recyclable metals from the general public. It sorted and prepared the material to be sold to a wholesaler. The wholesaler then shipped the material directly to the mills, which are the end users of the recycled material. The material is melted and manufactured into new end products. IEMI, as the parent of Broward, currently engages in the same recycling business.

         Through its subsidiary, BRI, the Company currently operates one recycling location in South Florida. This operation currently services three counties: Miami-Dade,

Broward, and Palm Beach, for a total population served of 5,000,000 people. The Company is a recycling reclamation and processing facility which processes up to six tons of recyclable material per day. Such material includes aluminum, copper, brass, stainless steel, and other non-ferrous materials. In addition, the Company processes five to ten tons of aluminum cans per month. The purpose of recycling reclamation and processing facilities is to process recyclable material so that it may be reused by businesses in the manufacturing of consumable goods. The Company's primary goal is to create several divisions which each offer a distinct recycling reclamation product.

         Ninety five percent of the material that IEMI purchases is purchased from the general public, generally small businesses. The company does a very small amount of business with large industrial accounts. The small business customers deliver their scrap materials to IEMI. These small business customers are [a] plumbers who recycle their copper tubing and old brass fixtures; [b] air condition repair services who deliver parts from old units; [c] local garages which deliver cast aluminum wheels, automobile radiators, aluminum evaporator coils and assorted aluminum. IEMI does not have any contracts with counties in Florida at this time. The company does not have contracts with its small business clients. The company pays its small accounts in cash.

         IEMI is not tied to one particular source to sell material. Prices are determined by local conditions. The company sells its material to the buyer that offers the highest price, most favorable terms of payment, and most favorable pickup service. The company does not have in place any purchase agreements for its finished material.

         The market for the company's raw finished goods includes the local entities to whom it sells, and an overseas market. The local market includes purchasers such as Titan Recycling and Arrow Recycling. The overseas market includes International Global Metals and East Coast Scrap Metal.

         IEMI complies with environmental regulations by obtaining all of the necessary permits and licenses to operate its facility. The company has current local City of Hollywood licenses, a regional Broward County license, and a State of Florida certification to conduct business as a Secondary Metals recycling facility. No additional licenses or permits beyond those in place are required for the company's operations at this time. As the Company grows and expands its business, it may in the future accept material that requires special handling. IEMI would at that time acquire any necessary licenses or permits.

         The industry is highly fragmented and ripe for consolidation through acquisition. The Company believes that its subsidiary, BRI, has the experience necessary to acquire solid companies in this profitable and growing industry. The company is filing the Form 10-SB at this time to create the potential for capital formation to implement the company's proposed acquisition plan. It is anticipated by management of the company that liquidity of the company's shares, combined with a potentially favorable market response to the company, will facilitate the company as it moves forward to implement its acquisition plan.

         Beginning in early 1990, Broward had a large contract with the City of Hollywood, Florida. That contract was discontinued in March 16, 1996. As a consequence of that loss, Broward's auditors in 1997 expressed its doubts about the viability of Broward as a going concern. Accordingly, the Company embarked upon a plan to acquire capital and enhance the liquidity of the Company's shares with a view to moving beyond this concern. In this regard, the Company received paid in capital in cash and notes in 1999 and 2000.

         The Company intends to establish a central processing facility and have two or three recycling facilities on line which should enable the Company to expand the number of recyclable items it handles such as newspaper, cardboard, glass bottles and plastic. As the Company develops these facilities, it will be in a position to expand its wholesale recycling business. For example, the Company currently purchases copper, brass and aluminum from plumbing and air conditioning repair businesses as well as radiators from car radiator shops and local garages. Using this strategy, the Company believes that within two or three years, it can position itself to operate as a profitable, integrated recycling business.

ITEM 2. PLAN OF OPERATION

         The Company's primary business objective is to enhance its revenue growth through the acquisition and consolidation of other scrap metal businesses. Acquisition targets should have a successful operating history which means a record of growth and profitability. Management intends to retain the owners and experienced management of such acquisitions because their knowledge and expertise can provide immediate entry in the market. In addition, acquisition targets should be located in major market areas and should either be the leader in its respective market, or have the potential to assume the first or second position in that market. The Company will prefer target facilities located along the southeast Florida economic area or having access to transportation. The company prefers to merge with or acquire facilities that are close to a highway or expressway. IEMI intends to acquire facilities with clear access to at least one major roadway. Such locations facilitate receipt of raw materials and resale of raw finished goods. This would enable the Company to ship large volumes of material to major consumers.

         Another strategy of the Company is to develop the capacity to recycle products other than non-ferrous metals. This could be accomplished through the establishment of a central processing facility, with two to three recycling facilities on line. This should enable the Company to expand its wholesale recycling business and to develop a ferrous (steel) recycling division. The wholesale division will work with existing businesses.

         The Company also intends to have a container service division located in South East Florida, if negotiations proceed successfully. The potential value of the market for this service is $5-$10 billion, within the Company's operating geographic range. The source for this statement is the October 26, 1996 edition of "Waste News;" article entitled "Chicago Firm Targets Larger Scrap Industry," author, Tom Andreoli. Principal users of this service are real estate developers, who need containers on site to remove construction debris. To enter this market, the Company must build a facility, acquire a small fleet of trucks, and acquire containers. The cost of this undertaking is projected at approximately $750,000.

         As the Company grows, it intends to establish a solid waste-brush and yard waste composting facility. Municipalities are coming to the realization that incineration and land filling are not the most environmentally sound ways of handling their solid waste, trash and brush material. (Brush material is yard waste such as tree trimmings, grass clippings, and associate shrubs, weeds, or other plant life.) The Company believes this business segment of the market has a potential value of $250-$500 million. To implement this strategy, the Company must build the facility referenced in the preceding paragraph. The Company projects that entry into this industry sector would be feasible in the third or fourth quarter of the year 2000.

         Consulting services are yet another strategy for growth in the industry. Many, if not most, of the communities in the U.S. are imposing mandatory recycling requirements on the business community. The Company intends to position itself to respond to this emerging market, offering recycling consulting services to assist businesses in compliance with governmental regulations. To implement this strategy, the Company must employ two consultants.

         A final strategy for growth would be entry into the solid waste and landfill management business. The Company perceives a window of opportunity to acquire smaller privately owned landfills. There are several hundred of these landfills nationwide and are selling in the $3 million to $10 million range. Such an acquisition would provide immediate cash flow and substantial net profit to the Company's operations. Management believes it is essential to get a solid waste landfill division on line as soon as possible.

         The Company has no product, or product in development, which would materially impact its financial and operating condition. The Company is not dependent upon the availability of raw materials in order to operate. The Company does not rely on any patents, copyrights, trademarks, or other intellectual property in order to operate. The Company's operations are not affected by seasonal changes. The Company does not maintain a material amount of production inventory. The Company does not extend terms to customers. The Company is not dependent upon a single customer or a small group of customers. The largest customer of the Company purchases less than 5% of the Company's production. There is no back log in the Company's production. The Company does not rely on government contracts for its revenues.

         The Company is aware there is significant competition in the recycling industry. The Company will be competing with numerous companies that already have a substantial share of the market as well as greater management and technological resources. Competitors also may have greater financial resources than that of the Company. Current local competition and local conditions are as follows. The Company's local market is primarily in Miami-Dade, Broward and Palm Beach counties. There are several dozen small to medium size scrap metal recycling dealers. There are five or six larger dealers and a few wholesale companies that ship all of their material direct to the mills who are the end users. Many of the small and medium size operations buy and sell on a weekly basis and do not have the resources to compete with the few larger operations. It is a highly fragmented industry. The Company believes this market is ready for consolidation. Each small and medium size operation can only handle what is delivered to them or they can pick -up in a very small radius from their location. The Company's goal is to become the number one regional scrap metal recycling operation in the south Florida area.

         The Company is not regulated by any federal or state regulatory agency with regard to environmental matters.

         The Company employs two full time managerial staff at the parent level, and five full and part time non-management employees at the subsidiary level.

         FINANCIAL INFORMATION

         The following table sets forth the current year and last two years of operating data from the Company's South Florida market area.

                                    STATEMENTS OF OPERATIONS DATA
                                          YEAR ENDED DECEMBER 31,
                                                                           1997           1998            1999
                                                                      -------------------------------------------
                                                    TOTAL REVENUE
                                                                        $718,178       $560,152         $661,729
                                         TOTAL COSTS AND EXPENSES
                                                                        $721,291       $720,106         $778,914
                                    PROFIT (LOSS) FROM OPERATIONS
                                                                        $(3,113)     $(159,954)       $(117,185)
                           NET PROFIT (LOSS) APPLICABLE TO COMMON
                                                     SHAREHOLDERS
                                                                        $(3,113)     $(159,954)       $(117,185)
                               NET PROFIT (LOSS) PER COMMON SHARE
                                                                       $(0.0013)      $(0.1019)        $(0.0546)


                                               BALANCE SHEET DATA
                                          YEAR ENDED DECEMBER 31,


                                                  WORKING CAPITAL
                                                                      $(254,031)     $(239,925)         $111,281
                                                     TOTAL ASSETS
                                                                        $155,217       $154,979         $324,034
                                                TOTAL LIABILITIES
                                                                        $300,575       $494,292         $223,390
                       STOCKHOLDERS' EQUITY (ACCUMULATED DEFICIT)
                                                                      $(145,358)     $(339,313)         $100,644


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF PLAN OF OPERATION


         ASSUMPTIONS

         The following management's discussion and analysis or plan of operation is based on the enclosed financial statements exhibit.

         The Company acquired Broward Recycling, Inc. on July 1, 1999. The financial statements reflect the condition of the Company and the acquisition as occurred in the prior periods being discussed.

         RESULTS OF OPERATIONS

Year ended December 31, 1999, compared to Year Ended December 31, 1998.

IEMI's net revenues for Year Ended 1999 increased by 18% compared to 1998 (The 1999 numbers for comparison are Broward Recycling, prior to the acquisition by IEMI in June of 1999).

The Company's significant revenue improvement is almost entirely directly related to local sales and marketing efforts and expansion of its international business segments. During the fourth quarter, 1999, IEMI started recycling cruise ship aluminum cans from international (mainly Caribbean) ports, which is continuing and has also started its own pick up service for a targeted commercial customer group.

The Company expects revenue for the future to be up significantly as management continues to infuse capital, following its business plan. Revenue is partly a function of the mix of material types and the instability of the metals markets, which is difficult to predict. Revenue is also subject to the impact of the economic conditions in the various geographic regions that the Company services, both domestically and internationally. The Company is on target to exceed $1.0 million in sales and expects to reach this Year 2000 business objective.

The total cost and expenses for the Company were up only 8% for 1999 versus 1998 Year end time frame. The Company's losses were reduced by $42,000 or approximately 26%.

The actual loss for 1999 was $117,185. On a per share basis, the Company lost less than $ (.06) per common share in 1999 and an improvement of about $.05 per share. The loss improvement is attributable to increased sales and an aggressive marketing program, designed to increase the company's operating range.

The Company's administrative expenses have increased significantly, year over year, due to its current business plan and model, which includes an aggressive marketing and acquisition plan.

The loss is attributable to the expansion and acquisition plan the Company has put forward for the year 2000.

That process has translated into very expensive general and administrative expenses. Without the acquisition expenses, the Company would have been profitable in the second quarter. The Company has filed its 10K-SB with the Securities and Exchange Commission and has made three amendments to that filing.

The Company expects the gross profit percentage to increase several points in the third quarter and for that trend to continue during the remainder of 2000. IEMI's gross margin percentages in any period varies dependent on the product mix, as well as the need of the metals market, supply and demand. The Company is implementing new cost control measures to increase gross margin. Various other factors such as metals yield and inventory levels will also continue to affect the amount of cost of sales and the variability of gross margin percentages.

A worst case scenario involving a critical supplier of raw materials would be the partial or complete shutdown of the supplier and its resulting inability to provide materials to the Company on a timely basis. Where efforts to work with suppliers continue, contingency planning has emphasized the identification of secondary sources.

Spending on its acquisition plan will continue throughout 2000.

The Company does not expect a change in tax rate and anticipates no corporate income tax for year 2000.

The Company became a fully reporting firm on February 6, 2000.

IEMI is not currently party to any legal proceedings.

The Company continues to receive financial support from its venture capitalist and is committed to receiving funds in excess of $550,000 during the year 2000.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company has in recent years financed its operations primarily with loans directly from and/or guaranteed by the principle shareholders. The Company anticipates that revenues from operations will gradually be able to satisfy the Company's cash requirements. Periodic equity financing has assisted the Company in working towards this goal during the subsequent six month period. No assurance can be given, however, that additional debt or equity financing will not be required or will be available if required.

         Present cash on hand is not sufficient to meet the Company's operating plan as stated in the original management discussion and analysis. Although each month the company is improving its position, the Company will continue to seek equity funding during the next six month period to meet its business objectives. The alternative financial support will come from Global Capital Group.

         BRI has reached a settlement agreement in litigation discussed in the attached financial statements. The Company has made monthly payments on a timely basis since July, 1999. This settlement created no material effect on the company.

ITEM 3. PROPERTIES

         The Company owns its headquarters and operating facility at 5801 Wiley Street Hollywood, Florida 33023. The estimated value of the land and building is $225,000. The company owns operating equipment with a depreciated value of approximately $50,000.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of August 1, 2000, the shares of common stock beneficially owned by each person who was a beneficial owner of more than five percent of the outstanding shares of common stock and by directors and executive officers.

------------------------------ ---------------------------- --------------------------- ----------------------------
CLASS OF SHARES                BENEFICIAL OWNER             NUMBER OF SHARES            PER CENT OF
                                                            BENEFICIALLY HELD           BENEFICIAL OWNERSHIP
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Harold Solomon               1,500,000                   42.9%
                               5801 Wiley Street
                               Hollywood
                               FL 33023
------------------------------ ---------------------------- --------------------------- ----------------------------

------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Global Capital               225,000                     6.4%
                               Group, Inc.
                               225 Mizner Blvd
                               Boca Raton
                               FL 33432
                               David Van Vort
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Global Capital               215,000                     6.1%
                               Management
                               Group Inc
                               14999 W. Palmetto
                               Park Road
                               Boca Raton
                               FL 33486
                               William Haynes
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         DVV Investments Inc.         180,000                     5.1%
                               428 Wavecrest Ct.
                               Boca Raton
                               FL 334323
                               Jeff Monroe
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------

Common                         Palmetto Art                 130,000                     3.7%
                               Associates, Inc.
                               3094 Westbury H
                               Deerfield Beech
                               FL 33442
                               Karina Vidal
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Q Capital, Inc.              125,000                     3.6%
                               5551 Marbella Dr.
                               Boca Raton
                               FL 33433
                               Karina Vidal
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------

------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Opportunity Int'l            172,900                     4.9%
                               Group, Inc.
                               9953 Ramblewood
                               Drive
                               Coral Springs
                               FL 33071
                               Rochelle Gross
                               President
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Kent Whitesel                43,795                      1.3%
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Anthony Caliendo             10,000                      0.3%
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Independent Securities,      200,000                     5.7%
                               Jordan, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         GAMP/GAP Escrow, William     5,000                       0.1%
                               Haynes, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         GAP FBO Hampden Kent         85,000                      2.4%
                               Group, LLC, William
                               Haynes, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         DVV, Inc.,                   64,500                      1.8%
                               David Van Vort, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Investments Plus, Rochelle   12,500                      .4%
                               Gross, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         GAMP, Inc., William          86,305                      2.5%
                               Haynes, Director
------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         GAMP/GAP Ltd., William       150,000                     4.3%
                               Haynes, Director
------------------------------ ---------------------------- --------------------------- ----------------------------

------------------------------ ---------------------------- --------------------------- ----------------------------
Common                         Barry Herman                 200,000                     5.7%
------------------------------ ---------------------------- --------------------------- ----------------------------

The shareholders identified above other than Mr. Solomon and Mr. Herman comprise a group as that term is defined in Section 13(d)(3) of the Exchange Act.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The Board of Directors of the Company is currently composed of five members, each of whom serves for a term of one year. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion. The following table sets forth information with respect to the directors and executive officers of the Company.

NAME                       AGE      POSITION                  CURRENT TERM      EXPIRES
----                       ---      --------                  ------------      -------
Harold Solomon             45       Chairman, CEO, Pres        July 1999          2000

George R. Keller, Jr.      44       Director                   July 1999          2000

Francis LaTorre            31       Director                   July 1999          2000

Anthony Caliendo           30       Director                   July 1999          2000

Sam Benson                 43       Director                   July 1999          2000

All directors hold office until the next annual meeting of the Company (currently expected to be held during the first Monday of December 2000) and until their successors are elected and qualified, subject to earlier removal and replacement by the shareholders. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal and replacement by the Board of Directors. All of the directors reside in the State of Florida.

Harold Solomon currently serves as Chairman of the Board, CEO and President of the Company. Mr. Solomon founded BRI in 1980 and has been overseeing its operation since it was formed. He transformed BRI from an old fashioned "junkyard" into a complete non-ferrous scrap metal recycling facility. Mr. Solomon, with 19 years experience in the field of recycling, has also instituted programs for inventory control, process management and quality control procedures. He is responsible for the hiring and training of employees, and for the Company's public relations, marketing and advertising. Prior to forming BRI, Mr. Solomon was the Director of Admission and Records at Florida International University. He was part of the team that formed the University's North Miami campus and initiated many of the procedures in the Admission and Records office that helped the new campus grow and prosper. Mr. Solomon holds a B.A. in History and Educational Administration, with a Minor in Music Education, from Florida International University. Mr. Solomon also currently serves as the President of the Hollywood Philharmonic Orchestra.

George R. Keller, Jr. currently serves as a Director/Treasurer.   Mr. Keller is
the Assistant Director, Department of Safety and Emergency Service for Broward County. Mr. Keller previously served as the Director of the Department of Development Administration of the City of Hollywood, Florida. He was also previously employed by the Urban and Regional Research Center in Gainesville.

Mr. Keller held the following positions in the City of Hollywood: Assistant City Manager (Interim City Manager), Director or Development Administration, Planning Administrator, Community Development Director and Post Disaster Recovery Director. Much of Mr, Keller's work experience has been in the areas of land use planning, zoning, real estate development, urban redevelopment economic development, annexation, emergency management and code enforcement. Recently, in the spring of 1999, Mr. Keller completed the Community Emergency Response Team (CFRT) training program available to local residents. Other professional memberships and affiliations include: the International City/County Manager's Association, American Institute of Certified Planners
(AICP), American Planning Association, Hollywood Housing Authority (former Commissioner), 1990 Price Waterhouse/South Florida Business Journal "Up & Comers" Award, Florida Real Estate License (inactive), Juvenile Diabetes Foundation and Broward County Humane Society. He holds a B.S. Degree in Urban Geography and a M.A.T. Degree in Urban Geography and Urban and Regional Planning from the University of Florida, Gainesville, Florida.

Francis LaTorre serves as a Director. He is a Loan Consultant to South Florida Mortgage Consultants, Inc., and a realtor for Broward Real Estate Sales Co., Inc. He previously worked in sales for Galacticomm., Inc. While active duty in the US Navy, Mr. LaTorre received the Hospital Corpsman Certificate with honors from the Naval School of Health Sciences, San Diego. Mr. LaTorre is a
1995 graduate of Columbia College.   Mr. LaTorre also serves as Chairperson of
the finance committee of the Hollywood Philharmonic Orchestra.

Anthony Caliendo currently serves as a Director/V.P. Sales & Marketing. He is presently a Sales Manager for Global Asset Partners, of Nassau, Bahamas, an asset management company. (See, "Conflicts of Interest".) He has previously served as a loan officer for K&B Capitol, and as Finance Manager for Royal Palm Homes, both in Boca Raton, Florida. He also held various management positions with Bally's Fitness Corp. Mr. Caliendo held both General Manager and District Manager positions with Sally's Fitness Corp. in Chicago, from 1987 to 1990. At age 18, he was the youngest G.M. in Bally's history and as District Manager, he was recognized for his managerial and marketing skills by earning Manager of the Year, Employee.- of the Year and Salesman of the Year Awards, in addition to winning Sally's Annual National Sales Contest.

    As General Manager of two different World Gym locations in Chicago in 1992 and 1993, Mr. Caliendo oversaw Human Resources & Marketing and Sales, exceeded sates projections of over $2 million, and helped to make the World Gym the fastest growing fitness facility in Chicago. In 1994, as a General Securities Representative (NASD I Series Seven) for a small boutique investment banking firm in South Florida, Mr. Caliendo became the top producer within 4 months, recruited brokers and conducted training courses and raised equity in excess of $2 million. At present, Mr. Caliendo serves as the Vice President of Investor Relations for Royal Palm Homes, a real estate development company in South Florida. He is also a Loan Officer for K&B Capital Corp., currently engaged in several commercial finance ventures and residential mortgages, and also serves as a Sales Manager for Global Asset Partners, working in Investment Banking Financing and training new Account Executives.

Sam Benson currently servers as a Director/Secretary. Mr. Benson graduated in 1978 from the University of Miami with a B.B.A. in International Finance and Marketing, From 1978 to 1982 Mr. Benson worked for Quaker Oats. First to set up major accounts for Quaker Oats in South Florida, he was then the Southeast United States liaison for these major accounts. From 1982 to 1986 Mr. Benson attended medical school, graduating in 1986 with his M.D. degree. From 1986 to 1989 Mr. Benson participated with a South Florida pediatrician. From 1989 to present Mr. Benson has worked for Elise Undergarment in various management capacities. For the past year he has been responsible for their locating and building a facility in Urnanl Mexico.

ITEM 6. EXECUTIVE COMPENSATION.

         Mr. Solomon compensated at the rate of $120,000 per year, plus customary benefits.

         Mr. Albert Massucco, Jr., is compensated at the rate of $65,000 per year.

         Mr. Solomon and Mr. Massucco are the only members of management of the Company who receive regular salaried compensation.

         All officers and directors will be reimbursed for any expenses incurred on behalf of the Company. Directors will be reimbursed for expenses pertaining to attendance at meetings, including travel, lodging and meals.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company was incorporated on September 6, 1995. Since its incorporation, the Company has issued 3,500,000 shares of its Common Stock. A majority of these shares are held by the Company's President and CEO.

         On June 2, 1998, the Company entered into a Consulting Agreement with Global Capital Management, Inc. ("Global"), whereby Global will offer strategic advice regarding capitalization, capital structure, potential investors, corporate transactions, in order to implement the Company's business plan. Pursuant to the Consulting Agreement, Global received 200,000 shares of the Company's common stock, and Global's right to hold the shares was renewed in the 1999 Consulting Agreement. The consulting agreement is Ex. 6 to the Form 10SB.

         In addition, Global received the right to purchase up $950,000 of the stock in the limited offering conducted by the Company in late 1999 and early 2000, pursuant to Rule 504 which stock was issued without restrictive legend. The application of Rule 504 to the offering is discussed under Item 8. The shares were issued effective September 11, 1999 and January 23, 2000 (see Item
8). The accounting consequences are set forth in Note 7 to the IEMI 1998 Consolidated Financial Statement.

         The Company has entered into loan transactions with certain related parties, as set forth on the unaudited consolidated financial statements for the period ended September 30,

1999. The parties to the loans are as follows (1998 dollar amount of loan followed by name): $18,194, Betsy Firger, private mortgage holder; $25,000, George Klien, shareholder; $115,134, Dr. Joseph Rosaler, private mortgage holder, $60,000, Robert Elmore, business associate; $11,125, Al Massucco, Sr., relative of employee; $12,348, Diane Hasett, relative of employee.

         Mr. Anthony Caliendo, a director of the Company, is employed as a Sales Manager for Global Asset Partners, a Bahamian asset management company. Global Asset Partners, Ltd., is affiliated with Global Capital Management, Inc. through certain common ownership.

         ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Shares registered are the common Shares of the Company. One million shares of stock were offered on September 11, 1999 and one million shares of stock were offered on January 23, 2000. The following persons invested in these offerings: [1] September 11, 1999: Global Capital Group, Inc. (225,000 shares), Global Capital Management Inc. (215,000 shares), DVV Investments Inc. (180,000 shares), Palmetto Art Associates, Inc. (130,000 shares), Q Capital, Inc. (125,000 shares), and Opportunity International Group Inc. (125,000), [2] January 23, 2000: Global Capital Group, Inc. (1,000,000
shares).

         The aggregate offering price of the September 11, 1999 offering was $500,000, and the aggregate offering price of the January 23, 2000 offering was also $500,000, for a total of $1,000,000 under Rule 504.

         No dividends have been paid on the Company's common Shares to date, and no dividends are anticipated for the Shares offered hereby. The Shares carry full voting rights on the same terms as Shares held by management. The Shares are qualified for resale in any jurisdiction in which trading of Rule 504 stock issued pursuant to the intrastate exemption for offerings to accredited investors is recognized. The Shares are not subject to an anti-dilution provision.

        The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. There are no sinking fund provisions. Holders of Common Stock will not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption The Common Stock currently outstanding is fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and Preferred shareholders, if any. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but has paid no cash dividends on its Common Stock to date.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         At November 1, 1999, there were 34 holders of Common Stock. The Company's Common Stock is not listed or quoted on any exchange or quotation service and there is no established public trading market for the Common Stock. To the knowledge of the Company, trading to date has been irregular and extremely limited. As of October 1, 1999, the current price of the Company's stock was $8.75 per share. The 52 week low occurred in February of 1999, at $7.00 per share.

         The Company will seek a market maker to submit an application with NASDAQ's OTC Bulletin Board to have its Common Stock quoted . In order to be approved for OTC Bulletin Board quotation, the Company must be current in reporting pursuant to the Securities and Exchange Act of 1934. The Company will seek to encourage at least one market maker for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements.

         The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or if a market develops, that it will continue.

         The Board of Directors may consider paying dividends in the future and will periodically review its policy regarding dividends. Declaration of dividends, if any, by the Board of Directors will depend upon a number of factors, including capital requirements, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's results of operations and financial condition, tax considerations and general economic conditions, as well as other relevant factors. No assurances can be given, however, that any dividends will be declared, what amount the dividends will be, or whether such dividends, once commenced, will continue to be paid. The Company may pay stock dividends in lieu of, or in addition to, cash dividends. The Company has not paid any dividends since its inception. However, the Company intends to pay dividends as soon as business operations permit.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation nor, to the knowledge of management, is any litigation pending or threatened against the Company. The Company is not a party to any other legal proceedings which would have a material impact on the Company's operations and/or financial condition, nor is the Company aware of any such threatened proceeding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933.

         Pursuant to Rule 504 of Regulation D, one million shares of stock were offered on September 11, 1999 and one million shares of stock were offered on January 23, 2000. The Shares sold in these offerings were the common Shares of the Company. In total, the Company sold two million shares of its common stock at $.50 per share (US $1,000,000) in exchange for forty nine per cent of the Company's equity. There were no underwriting discounts or commissions paid. The shares were offered directly to investors without the use of underwriters.

The shares were sold in minimum subscriptions of $25,000. The Shares were offered by the Company's officers and directors at a gross offering price of $0.50 per Share. Certain of the shares were purchased by Global Capital Management Group, Inc., and companies affiliated or acting therewith. The shareholders of Global and affiliates who purchased 1,000,000 million shares of stock on September 11, 1999 are the following:

                  Name of Purchaser                           # of shares
                  -----------------                           -----------
                  Global Capital Group, Inc.                  225,000
                  Global Capital Management, Inc.             215,000
                  DVV Investments Inc.                        180,000
                  Palmetto Art Associates, Inc.               130,000
                  Q Capital, Inc.                             125,000
                  Opportunity Int'l Group Inc.                125,000

         The purchase of a further 1,000,000 shares pursuant to Rule 504 was made by Global Capital Group, Inc. on January 23, 2000.

         The exemption from registration is SEC Rule 504. Two million of the Shares were issued pursuant to a Florida state law exemption that permits general solicitation and general advertising so long as sales are made only to "accredited investors" as that term is defined in Regulation D. The Commission stated in Securities Act Release No. 33-7644 (February 19, 1999) that "freely tradeable" securities may be issued in reliance on Rule 504 in transactions (1) registered under state law requiring public filing and delivery of a disclosure document to investors before sale, or (2) exempted under state law permitting general solicitation and general advertising so long as sales are made only to "accredited investors." The Company relied on the second point of this test to issue shares without restrictive legend. The Company believes that Florida law permits general written solicitation of accredited investors, and investors otherwise capable of assessing the risk of investment, as provided in Commission Release No. 33-7644, and other applicable Commission authority. The Florida Administrative Code, Section 3E-500.007, provides in relevant part as follows:

              (3) Any seminar, meeting, letter, circular, notice or other written communication shall be deemed not to be in a form of general solicitation or general advertising when the issuer and any person acting on its behalf shall have reasonable grounds to believe after inquiry and shall believe that persons invited to or attending such seminar or meeting or receiving such letter, circular, notice or other written communication:

              (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment; and

              (b) are able to bear the economic risk to the prospective investment; or

              (c) as to persons invited to or attending any seminar or meeting who qualify only under subparagraph (3)(b) of this Rule, such persons are accompanied by an investment adviser.

Every potential investor, and/or every actual investor, in the Rule 504 offering fell within the ambit of the foregoing provision. Shares were sold to "accredited investors" only, as defined by Rule 501 of Regulation C.

Each potential investor, and/or every actual investor, either possessed the necessary knowledge and experience, or was capable of bearing the economic risk of the investment. Accordingly, the shares were issued without restrictive legend.

The price of the stock in the Rule 504 offering is explained because the agreement to issue the shares under Rule 504 was entered into as a part of the consulting agreement between Global and Broward Recycling in June of 1998, more than one year prior to the merger of Broward into IEMI. Global was not a related party prior to the consummation of the consulting agreement. Consequently, the consulting agreement was entered into on an arms length basis. At the time the price of the Rule 504 stock was established, there was no trading market at all for the stock of Broward Recycling. The Board of Directors of Broward Recycling considered the Company's need for capital in light of the total lack of liquidity for the stock of Broward Recycling, the Company's cash deficiency, and the possibility of the infusion of $1 million in equity capital.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company intends to indemnify its officers and directors as provided under Nevada law. The applicable statute is Nev. Rev. Stat. Ann.
Section 78.7502  (1998), which provides as follows:

         Section 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions

              1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

              2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

              3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         It is the view of the Company that the foregoing statute permits indemnification of officers and directors for actions taken in good faith. The Company intends to indemnify officers and directors to the full extent permissible under Nevada law.

PART F/S. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         Please see the Consolidated Financial Statements appearing on F-1 to F-9.

PART III. INDEX TO EXHIBITS.

ITEM 1. INDEX TO EXHIBITS

See Index to Exhibits (previously filed, incorporated herein by reference).

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit   Description
No.
1.        Stock Exchange and Merger Agreement Between Tyrol Pines, Inc. and
          Registrant (previously filed, incorporated herein by reference to
          January 6, 2000 submission).

2.        Articles of Merger Between Tyrol Pines, Inc. and Registrant
          (previously filed, incorporated herein by reference to January 6, 2000 submission).

3.        Articles of Incorporation of Registrant (f/k/a/Tyrol Pines, Inc.)
          (previously filed, incorporated herein by reference to January 6, 2000 submission).

4. By-Laws of Registrant (f/k/a/Tyrol Pines, Inc.) (previously filed, incorporated herein by reference to January 6, 2000 submission).

5.        Subscription Agreements Between Global Capital Group, Inc. and
          Registrant, and between Global Capital Management Group, Inc. and
          Registrant (previously filed, incorporated herein by reference to January 6, 2000 submission).

6.        Consulting Agreement between Global Capital Management Group, Inc.
          and Registrant (previously filed, incorporated herein by reference to January 6, 2000 submission).

7. Subsidiaries of Registrant (previously filed, incorporated herein by reference to January 6, 2000 submission).

8.        Merger Agreement between IEMI (Nevada) and Broward Recycling.

9.        Stock Transfer Ledger of Tirol Pines.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC.

By:      /s/ Harold Solomon
         ------------------------------
         Harold Solomon
         President

Dated: September 29, 2000

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                               TABLE OF CONTENTS

                                                                    PAGE
INDEPENDENT AUDITORS' REPORT                                          1

CONSOLIDATED BALANCE SHEET                                            2

CONSOLIDATED STATEMENT OF OPERATIONS                                  3

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                        4

CONSOLIDATED STATEMENT OF CASH FLOWS                                  5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           6 - 9

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                       1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712




                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS
INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
HOLLYWOOD, FLORIDA

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY AS OF DECEMBER 31, 1999 AND 1998 AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY AS OF DECEMBER 31, 1999 AND 1998 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

/s/ BAUM & COMPANY, P.A.
-------------------------------
JULY 15, 2000
CORAL SPRINGS, FLORIDA

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                                                      1999               1998
                                                                                   ---------          ---------
Current Assets
     Cash on hand                                                                  $   1,571          $   1,856
     Inventory                                                                        19,167              4,728
     Receivables                                                                     126,500              - 0 -
                                                                                   ---------          ---------
                                                                                     147,238              6,584
Property, Plant and Equipment
  (Net of $108,920 and $109,199 of accumulated depreciation,
     respectively)                                                                   170,473            141,485

Other Assets
     Deferred costs (net of $1,227 and $640 of accumulated
         amortization, respectively)                                                   5,983              6,570
     Deposits                                                                            340                340
                                                                                   ---------          ---------

         Total Assets                                                              $ 324,034          $ 154,979
                                                                                   =========          =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Notes Payable - Current Portion                                               $   - 0 -          $ 111,831
     Accounts payable and accrued expenses                                             8,203             82,604
     Cash overdraft                                                                    2,818              3,411
     Customer deposits                                                                18,152             23,284
     Payroll taxes                                                                     6,784              - 0 -
     Shareholders' Loans                                                               - 0 -            160,280
                                                                                   ---------          ---------
         Total Current Liabilities                                                    35,957            381,410

Long Term Liabilities
  Notes Payable                                                                      187,433            112,882
                                                                                   ---------          ---------

         Total Liabilities                                                           223,390            494,292
                                                                                   ---------          ---------

Stockholders' Equity
  Common Stock, $.001 Par Value 3,500,000 and 2,500,000 Shares, respectively, authorized 25,000,000 Issued and
     Outstanding                                                                       3,500              2,500
     Additional paid in capital                                                      679,471             23,668

         Accumulated deficit                                                        (582,327)          (365,481)
                                                                                   ---------          ---------

     Total Equity                                                                    100,644           (339,313)
                                                                                   ---------          ---------
     Total Liabilities and Stockholders' Equity                                    $ 324,034          $ 154,979
                                                                                   =========          =========

               SEE ACCOUNTANTS' REPORT AND ACCOMPANYING FOOTNOTES

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEAR ENDED DECEMBER 31,1999 AND 1998


                                                                   1999              1998
                                                                -----------        ----------
Revenues                                                        $   661,729        $  560,152

Cost of Goods Sold                                                  457,830           429,462
                                                                -----------        ----------

Gross Profit                                                        203,899           130,690
                                                                -----------        ----------

     Salaries and Wages                                             164,360            68,440
     Legal and Accounting                                            12,224            82,838
     Other General and Administrative Expenses                      144,500           139,366
                                                                -----------        ----------
Total Operating Expenses                                            321,084           290,644
                                                                -----------        ----------
Income (Loss) Before Other Income and (Expense)
  and Provision for Income Taxes                                   (117,185)         (159,954)

Other Income (Expense)

     Interest Expense                                               (32,865)          (33,696)
                                                                -----------        ----------
Income (Loss) Before Provision For Income Taxes                    (150,050)         (193,650)


Provision for Income Taxes                                            - 0 -             - 0 -
                                                                -----------        ----------
Net Income (Loss)                                                  (150,050)         (193,650)
                                                                ===========        ==========

Loss Per Common Share                                               (0.0546)          (0.1019)
                                                                ===========        ==========

Weighted Average Common Shares Outstanding                        2,750,000         1,900,000
                                                                ===========        ==========


               SEE ACCOUNTANTS' REPORT AND ACCOMPANYING FOOTNOTES

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                              ADDITIONAL
                                        COMMON STOCK           PAID-IN       ACCUMULATED
                                      # SHARES    AMOUNT       CAPITAL         DEFICIT
                                     ---------    -------      --------      -----------
December 31, 1997                    1,000,000     $1,000      $ 25,000       $(171,458)

Issuance of common stock             1,500,000      1,500

Adjustments to capital to reflect
 acquisition of  subsidiary                 --                   (1,432)           (373)

Net (Loss) December 31, 1998
                                     ---------     ------      --------       ---------



December 31, 1998                    2,500,000     $2,500        23,668        (365,481)
                                     ---------     ------      ---------      ---------


Issuance of common stock             1,000,000      1,000       655,803              --

Distribution to Shareholders                --                                  (66,796)

Net (Loss) December 31, 1999                                   (150,050)
                                     ---------     ------      --------       ---------

December 31, 1999                    3,500,000     $3,500      $679,471       $(582,327)
                                     =========     ======      ========       =========


               SEE ACCOUNTANTS' REPORT AND ACCOMPANYING FOOTNOTES

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOW
                 FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998


                                                                       1999            1998
                                                                    ---------        ---------
Cash Flow from Operating Activities
     Net (Loss)                                                     $(150,050)       $(193,650)
Adjustments to reconcile net loss to net cash
     used for operating activities:
        Depreciation                                                    9,512            6,984
        Amortization                                                      587              640
Changes in assets and liabilities:
  (Increase) in inventory                                             (14,439)            (220)
  (Increase) in receivables                                          (126,500)           - 0 -
   Decrease in loans receivable                                        34,500            - 0 -
  (Decrease) Increase in notes payable                               (146,331)          44,579
  (Decrease) Increase in accounts payable                             (74,401)          42,026
  (Decrease) in cash overdrafts                                          (593)          (3,110)
  (Decrease) in customer deposits                                      (5,132)          (3,616)
  (Decrease) Increase in shareholder loans                           (160,280)          41,892
   Increase in taxes payable                                            6,784            - 0 -
                                                                    ---------        ---------

Net cash used in operating activities                                (626,343)         (64,475)
                                                                    ---------        ---------

Cash flows from investing activities
     Acquisition of property, plant, and equipment                    (38,500)           - 0 -
                                                                    ---------        ---------

Cash flows from financing activities:
     Proceeds from additional paid-in capital and
        common stock                                                  656,803               68
     Distributions to shareholders                                    (66,796)           - 0 -
     Proceeds from notes and loans                                     74,551           71,946
                                                                    ---------        ---------

Net cash flows from financing activities                              664,558           72,014
                                                                    ---------        ---------

Net increase (decrease) in cash                                          (285)             (44)

Cash - beginning                                                        1,856            1,900
                                                                    ---------        ---------
Cash - ending                                                       $   1,571        $   1,856
                                                                    =========        =========


               SEE ACCOUNTANTS' REPORT AND ACCOMPANYING FOOTNOTES

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS AND ORGANIZATION

         IEMI is in the business of collecting and processing scrap metal through its wholly-owned subsidiary Broward Recycling Inc. (a Florida Corporation). IEMI was organized in 1998. On June 16, 1998, IEMI acquired the non-operating public shell of Tirol Pines, a Nevada corporation, in a transaction accounted for as as recapitalization. The only former shareholder of IEMI received 1,500,000 shares common stock representing a majority of the company's outstanding shares.

         Also on June 16, 1998, the company entered into a merger agreement with Broward Recycling, Inc. (BRI), a company incorporate d in the state of Florida on July 1, 1981 and which was wholly-owned by the former shareholder of IEMI. The objective of the two transactions was to offer the shares of BRI to the public. The operations of BRI would represent the sole operations of the company, with the former shareholder of IEMI and BRI having majority ownership and operating control of the company.

         On July 1, 1999, the sole shareholder of BRI legally transferred his interests in BRI to IEMI. As the two entities were under common control, the transfer was accounted for at historical cost in a manner similar to a pooling of interests. Following the transaction, BRI became a wholly-owned subsidiary of IEMI.

         BASIS OF PRESENTATION

         These financial statements present the operations of IEMI and BRI on a consolidated basis as though the companies had been combined from the beginning of the periods presented. The effects of all significant intercompany accounts and transactions have been eliminated.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Broward Recycling, Inc. All significant intercompany accounts and transactions have been eliminated.

         ORGANIZATIONAL COSTS

         The Company and its subsidiaries are amortizing their deferred costs over a five year period on a straight line basis. Amortization expense for the year ended December 31, 1999 was $587.

         USE OF ESTIMATES

         The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results can differ from those estimates.

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVENTORIES

         Inventories (stated at the lower of cost or market value) consist of scrap metal.

         FIXED ASSETS

         Fixed Assets are stated at cost and depreciated over their estimated allowable useful lives (5 to 39 years), utilizing both the straight-line and declining balance methods. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

         CUSTOMER DEPOSITS

         The Company obtained advances and deposits from certain vendors for working capital purposes. These deposits are periodically applied to accounts receivable.

         Revenue Recognition

         Revenue is recognized upon the sale of scrap metal.

         Earnings (Loss) Per Share

         Primary earnings per common share are computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the year. The number of shares used for the fiscal year ended December 31, 1999 was 2,750,000.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

                                                        1999          1998
                                                     ---------      --------
         Land                                        $  50,000      $ 50,000
         Building                                      127,058       127,058
         Machinery and equipment                        90,615        73,536
         Furniture and fixtures                         11,720         - 0 -
                                                     ---------      --------
         Total                                         279,393      $250,594
         Less:  Accumulated Depreciation              (108,920)    ( 109,109)
                                                     ---------      --------

         Net Property Plant and Equipment            $ 170,473       141,485
                                                     =========      ========

NOTE 3 - LEASING COMMITMENTS

         The Company has entered into various leases for equipment in 1999 under agreements classified as capital leases. Assets under capital leases in accordance with FASB 13 are capitalized using interest rates appropriate at the inception of the lease.

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 3 - LEASING COMMITMENTS (CONTINUED)

         The following is a schedule of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 1999.

         Year ending December 31:
         2000                                                                 $ 9,252
         2001                                                                   8,065
         2002                                                                   8,042
         2003                                                                   8,623
                                                                              -------
            Total future minimum lease payments                               $33,982
                                                                              =======

NOTE 4 - NOTES PAYABLE

         Notes Payable consist of the following:

         Note Payable, individual, 12.9% interest, secured by mortgage on Company land and building, monthly payments $1,460, matures
         September 2013. The principal and interest of the 1997
         balance was refinanced in 1998                                                $ 112,552

         Note incurred to settle a litigation
         payable in monthly installments of $1,200
         Unsecured and non-interest bearing                                               38,400

         Capitalized equipment leases secured by
         equipment                                                                        36,481
                                                                                       ---------




         Total notes payable and leases payable                                        $ 187,433
                                                                                       =========

NOTE 5 - INCOME TAXES

         Under FASB 109 deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of

          INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 5 - INCOME TAXES (CONTINUED)

         approximately $300,000 expiring through 2014.

         Deferred tax benefit                                 $  100,000
         Valuation allowance                                    (100,000)
                                                              -----------
            Net Benefit                                       $    - 0 -
                                                              ===========

         Due to uncertainty of utilizing the NOL and recognizing the deferred tax benefit an offsetting valuation allowance has been provided.

NOTE 6 - CAPITAL TRANSACTIONS

         On May 22, 1998, the Company amended its Articles of Incorporation to increase its authorized shares of common stock from 25,000 shares to 25,000,000. Additionally the Board of Directors approved a 40 to 1 forward stock split of its common stock thereby increasing the number of outstanding shares from 25,000 to 1,000,000. A further 1,500,000 shares were issued on June 16, 1998, and 1,000,000 shares were issued during 1999.

NOTE 7 - PRIVATE PLACEMENT MEMORANDUM

         The Company pursuant to Regulation D of the Securities and Exchange Act of 1933 conducted a private placement of $1,000,000. The offering consists of 2,000,000 shares at $.50 per share.

NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION

         The Company acquired $34,553 of equipment subject to a capitalized lease obligation.

                                   1999             1998
                                 --------         --------
         Taxes paid              $  - 0 -         $  - 0 -
         Interest expense        $ 12,064         $  - 0 -